Exhibit 4.7
DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of, and is qualified in its entirety by, our third amended and restated certificate of incorporation (the “Certificate of Incorporation”), our bylaws, and the Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock (the “Certificate of Designation”), each of which is filed as an exhibit to our Annual Report on Form 10-K for the year ended June 30, 2019, to which this exhibit is also appended (the “2019 Annual Report”).
Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the General Corporation Law of the State of Delaware (the “DGCL”). Our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. Of our authorized shares of preferred stock, 1,000,000 have been designated as Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”). Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.
As of August 21, 2019, there were 146.0 million shares of our common stock and 650,000 shares of our Series A Preferred Stock issued and outstanding.

Common Stock
Holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election or removal of directors. The holders of shares of our common stock do not have cumulative voting rights in the election of directors. Upon our liquidation, dissolution, or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of shares of our preferred stock having liquidation preferences, if any, the holders of shares of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of shares of our common stock do not have preemptive, subscription, redemption, or conversion rights. Our common stock is not subject to any further call or assessment by us. There is no redemption or sinking fund provision applicable to the common stock. All issued shares of our common stock are fully paid and non-assessable. The rights, powers, preferences, and privileges of holders of shares of our common stock may be affected by those of the holders of shares of the Series A Preferred Stock and any other series of our preferred stock or other series or class of stock we may authorize and issue in the future.

Preferred Stock
In General
Our Certificate of Incorporation authorizes our board of directors to establish one or more series of preferred stock (including, without limitation, convertible preferred stock). Unless required by law or by the New York Stock Exchange (the “NYSE”), the authorized shares of preferred stock will be available for issuance without further action by the holders of common stock. Our board of directors may determine, with respect to any series of preferred stock, the powers, including preferences and relative participations, optional or other special rights, and the qualifications, limitations or restrictions, of that series, including, without limitation:
• the designation of the series;

• the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

• whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

• the dates at which dividends, if any, will be payable;

• the redemption rights and price or prices, if any, for shares of the series;

• the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

• the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs;

• whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

• restrictions on the issuance of shares of the same series or of any other class or series; and

• the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for their common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by, among other things, restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.
Series A Preferred Stock
On May 16, 2019, we filed with the Secretary of State of the State of Delaware the Certificate of Designation creating the Series A Preferred Stock and establishing the preferences, rights and limitations of the Series A Preferred Stock.
The Series A Preferred Stock ranks senior to shares of our common stock with respect to dividend rights and rights upon our voluntary or involuntary liquidation or dissolution or the winding up of our affairs. The Series A Preferred Stock initially has a stated value of $1,000 per share. Holders of Series A Preferred Stock are entitled to receive cumulative dividends payable quarterly against the stated value at a rate of 5.00% per annum, and such dividends may be settled in cash, by increasing the stated value, or in a combination thereof, at our election, as set forth in the Certificate of Designation. Holders of Series A Preferred Stock are also entitled to receive dividends or distributions declared or paid on our common stock on an as-converted basis. The dividend rate is subject to adjustment based on the relative and absolute price performance of our common stock as set forth in the Certificate of Designation. Under certain circumstances, the dividend rate may increase to a maximum of 8.00% per annum.
At any time after May 17, 2020 (or, if earlier, the date we send any notice of certain change of control events), the shares of Series A Preferred Stock are convertible at the option of the holders into shares of our common stock at a price initially equal to $49.5409. At any time after May 17, 2022, if the volume-weighted average price per share of our common stock is greater than 150% of the then-applicable conversion price for at least 30 consecutive trading days, measured as of the date we send the applicable notice to convert, we have the right (but not the obligation) to convert all (and not less than all) of the shares of the Series A Preferred Stock into shares of our common stock. Each share of Series A Preferred Stock will be convertible into a number of shares of common stock determined by dividing the sum of the stated value of such share of Series A Preferred Stock on the conversion date and any accrued and unpaid dividends with respect to such share of Series A Preferred Stock by the then-applicable conversion price. The conversion price is subject to customary anti-dilution and other adjustments.
At any time after May 17, 2024, we have the right (but not the obligation) to voluntarily redeem all (but not less than all) of the then-outstanding shares of Series A Preferred Stock for cash, shares of our common stock, or a combination thereof, at our election, at a redemption price per share of Series A Preferred Stock equal to the sum of the stated value of such share of Series A Preferred Stock on the redemption date and any accrued and unpaid dividends with respect to such share of Series A Preferred Stock.
Upon a liquidation, dissolution, or winding up of our affairs, subject to any senior-ranking securities, indebtedness, or other senior rights, the holders of Series A Preferred Stock are entitled to receive, for each share of Series A Preferred Stock, an amount equal to the greater of (i) the sum of the stated value of such share of Series A Preferred Stock and any accrued and unpaid dividends with respect to such share of Series A Preferred Stock, and (ii) the amount such holder would have received had such holder, immediately prior to such liquidation, dissolution, or winding up, converted such share of Series A Preferred Stock into shares of our common stock at the then-applicable conversion price.
Upon certain change of control events involving us, we are required to redeem each share of Series A Preferred Stock for cash in an amount equal to the greater of (i) the sum of (a) the product of (1) the applicable change of control multiplier set forth in the Certificate of Designation and (2) the stated value of such share of Series A Preferred Stock on the redemption date, and (b) any accrued and unpaid dividends with respect to such share of Series A Preferred Stock and (ii) the amount of cash and/or other assets the holder of such share of Series A Preferred Stock would have received had such holder, as of the business day immediately preceding the effective date of such change of control event, converted such share of Series A Preferred Stock into shares of our common stock and participated in such event as a holder of shares of common stock.
The holders of Series A Preferred Stock are entitled to vote with the holders of our common stock as a single class on an “as-converted” basis. For so long as the holders of Series A Preferred Stock are entitled to designate one designee to be nominated by us for election to our board of directors pursuant to the terms and conditions of the Stockholders’ Agreement (as defined below), the holders of Series A Preferred Stock, voting separately as a single class, have the right to elect one member of our board of directors.
Subject to certain exceptions and qualifications, the holders of a majority of the issued and outstanding Series A Preferred Stock have veto rights over our (i) amendment of any provision of our organizational documents that would have an adverse effect on the rights, preferences, privileges or voting powers of the Series A Preferred Stock, (ii) issuance of senior or pari passu equity securities, or (iii) incurrence of indebtedness to the extent such incurrence would cause our total leverage ratio for any applicable test period to exceed 6:00:1:00 determined on a pro forma basis.
On May 17, 2019, in connection with the issuance of the Series A Preferred Stock, we entered into a stockholders’ agreement (the “Stockholders’ Agreement”) and registration rights agreement (the “Registration Rights Agreement”) with certain funds affiliated with Leonard Green & Partners, L.P., granting certain rights in respect of the Series A Preferred Stock. The following descriptions of the Stockholders’ Agreement and the Registration Rights Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Stockholders’ Agreement and Registration Rights Agreement, which are filed as exhibits to the 2019 Annual Report.
Stockholders’ Agreement
Pursuant to the Stockholders’ Agreement, for so long as the holders of Series A Preferred Stock and the holders of common stock issued upon conversion of Series A Preferred Stock (together with the holders of Series A Preferred Stock, the “Relevant Holders”) beneficially own (i) (a) shares of Series A Preferred Stock with an aggregate stated value of at least $250 million, or (b) either (1) shares of common stock having an aggregate value of at least $250 million (calculated by valuing each share of common stock at the average of the volume-weighted average price per share of common stock on the NYSE for the thirty consecutive trading days immediately preceding such date of valuation (the “Common Stock Valuation Methodology”)), or (2) any combination of shares of Series A Preferred Stock or shares of common stock having an aggregate value of at least $250 million, calculated by valuing each share of Series A Preferred Stock at the stated value of such share and each share of common stock pursuant to the Common Stock Valuation Methodology, such Relevant Holders have the right to have one designee of their choosing nominated for election to our board of directors, and (ii) shares of Series A Preferred Stock, shares of common stock, or any combination of shares of Series A Preferred Stock or shares of common stock having an aggregate value of at least $500 million, calculated by valuing each share of Series A Preferred Stock at the stated value of such share and each share of common stock pursuant to the Common Stock Valuation Methodology, such Relevant Holders have the right to appoint one non-voting observer to attend all meetings of our board of directors.
Pursuant to the Stockholders’ Agreement, for so long as the Relevant Holders are entitled to designate a designee for nomination to our board of directors, each such Relevant Holder is required to vote (i) in favor of each director nominated or recommended by our board of directors for election at any stockholders meeting and against the removal of any director who has been elected following nomination or recommendation by our board of directors, (ii) against any stockholder nomination for director that is not approved and recommended by our board of directors for election at any such meeting, (iii) in favor of our “say-on-pay” proposal and any proposal by us relating to equity compensation that has been approved by our board of directors or the Compensation & Leadership Committee of our board of directors (or any successor committee thereto), (iv) in favor of our proposal for ratification of the appointment of our independent registered public accounting firm, and (v) in accordance with the recommendation of our board of directors with respect to any proposed merger, business combination, or other similar transaction between us and any other person; provided, however, no Relevant Holder is under any obligation to vote in the manner recommended by our board of directors or in any other manner, other than in its sole discretion, with respect to any other matter.
The Relevant Holders are subject to certain standstill restrictions, pursuant to which such Relevant Holders are restricted, among other things and subject to certain customary exceptions, from purchasing additional securities of Catalent, publicly proposing any merger or other extraordinary corporate transaction, initiating any stockholder proposal, or soliciting proxies until the later of (i) May 17, 2022 and (ii) the date on which such Relevant Holders are no longer entitled to designate a nominee to our board of directors.
Subject to certain customary exceptions, holders of the Series A Preferred Stock are restricted by the terms of the Stockholders’ Agreement from transferring their shares of Series A Preferred Stock or common stock issued upon conversion of Series A Preferred Stock until the earlier to occur of (i) November 17, 2021, and (ii) the occurrence of a transaction resulting in a change of control. In addition, other than certain transfers in connection with a registered public offering or pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), for so long as any share of Series A Preferred Stock is issued and outstanding, the Relevant Holders may not transfer without our prior written consent any share of Series A Preferred Stock or any share of common stock issued upon conversion of Series A Preferred Stock to certain specified persons, including (a) certain of our competitors, (b) any person that has filed (individually or jointly with others in a “group” (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”))) a report on Schedule 13D or Schedule 13G pursuant to Regulation 13D-G under the Exchange Act, (c) any person who the transferring holder knows or reasonably should know is or has been an activist investor in the three years prior to any such proposed transfer, or (d) any person who the transferring holder knows (after reasonable inquiry of such person) would be required to file (individually or jointly with others in a “group” (as such term is used in Section 13(d)(3) of the Exchange Act)) a report on Schedule 13D or Schedule 13G pursuant to Regulation 13D-G under the Exchange Act with respect to its ownership of shares of our capital stock as a result of the proposed transfer.
For so long as the Relevant Holders are entitled to designate a nominee to our board of directors, such holders have certain customary access and information rights.
Registration Rights Agreement
Pursuant to the Registration Rights Agreement, we must provide certain customary registration rights with respect to the shares of Series A Preferred Stock and shares of common stock issued upon any conversion of the Series A Preferred Stock. The Registration Rights Agreement contains customary terms and conditions, including certain customary indemnification obligations.
Dividends
The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of all assets minus the fair value of all liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.
Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, including in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factor our board of directors may consider relevant.
We have no current plan to pay a dividend on our common stock. Additional terms relating to the payment of dividends under our Series A Preferred Stock are summarized in “—Preferred Stock—Series A Capital Stock.” Because we are a holding company with no revenue-generating capability, we will only be able to pay any dividend with funds we receive from our subsidiaries. Our ability to receive capital from our subsidiaries to pay dividends is currently limited by covenants in the agreements governing our existing indebtedness and may be further limited by the agreement governing any additional indebtedness we may incur.
Annual Stockholder Meetings
Our bylaws provide that annual stockholder meetings will be held at a date, time, and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.
Anti-Takeover Effects of Our Certificate of Incorporation, Our Bylaws and Certain Provisions of Delaware Law
Our Certificate of Incorporation, our bylaws, and the DGCL contain provisions, summarized in the following paragraphs, that may have an anti-takeover effect and may delay, deter, or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other mechanism that a stockholder might consider in its best interest, including those mechanisms that might result in a premium over the prevailing market price for the outstanding shares of our stock.
Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply if and so long as our common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. We may issue additional shares in the future, including through future public offerings, for a variety of corporate purposes, including to facilitate acquisitions of new businesses or individual assets, build new or expand existing facilities, compensate our employees, or repay indebtedness.
The terms of any series of preferred stock that our board of directors may issue may have the effect of discouraging, delaying, or preventing a change of control of the Company or the removal of our management.
One of the effects of the existence of unissued and unreserved but authorized stock may be to enable our board of directors to issue shares to persons sympathetic to the goals of current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of stock at prices higher than prevailing market prices.
Temporary Classification of Our Board of Directors; Size of Our Board of Directors
Our Certificate of Incorporation provides that, prior to the 2021 annual meeting of stockholders, our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, currently approximately one-third of our board of directors will be elected each year. Beginning at the 2021 annual meeting of stockholders, directors will be elected to one-year terms expiring at the next annual meeting of stockholders. Directors elected or appointed to our board of directors before the 2019 annual meeting of stockholders will complete the remainder of their respective three-year terms. Similarly, any director elected or appointed to fill a vacancy opened by the departure of a director serving a classified term will serve the remainder of the departed director’s term. Accordingly, the Class I directors or such directors’ successors shall hold office for a term expiring at the 2021 annual meeting of stockholders. At the 2019 annual meeting of stockholders, the Class II directors or such directors’ successors will be elected to a one-year term expiring at the 2020 annual meeting of stockholders. At the 2020 annual meeting of stockholders, the Class III directors or such directors’ successors will be elected to a one-year term expiring at the 2021 annual meeting of stockholders. Until the 2021 annual meeting of stockholders, the classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. When fully implemented, the declassification of our board of directors will permit our stockholders to vote annually for all directors (other than the director, if any, elected solely by the holders of shares of our Series A Preferred Stock). Our Certificate of Incorporation and bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Business Combinations
We have opted out of Section 203 of the DGCL; however, our Certificate of Incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:
• prior to such time, our board of directors approved either the business combination or the   transaction that resulted in the stockholder becoming an interested stockholder;

• upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

• at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66-2/3% of our outstanding voting stock that is not owned by the interested stockholder.
Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this provision of our Certificate of Incorporation only, “voting stock” has the meaning given to it in Section 203 of the DGCL.
Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Removal of Directors; Vacancies
Under the DGCL, unless otherwise provided in our Certificate of Incorporation, directors serving on a classified board may be removed only for cause and directors serving on a non-classified board may be removed with or without cause, in each case by the affirmative vote of a majority of the outstanding shares entitled to vote at an election of directors. Our Certificate of Incorporation provides that directors elected for a term of more than one year (as well as any successor to such director if such director does not serve the entirety of such term), other than directors elected by the holders of any series of preferred stock, voting separately as a series or together with one or more other such series, as the case may be, may be removed only for cause and only by the affirmative vote of a majority in voting power of all the then-outstanding shares of stock entitled to vote thereon, voting together as a single class. All other directors, other than directors elected by the holders of any series of preferred stock, voting separately as a series or together with one or more other such series, as the case may be, may be removed with or without cause upon the affirmative vote of a majority in voting power of all the then-outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our Certificate of Incorporation provides that, subject to the rights granted to one or more series of preferred stock then outstanding, any vacancy on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director.
In the event of the death, resignation, retirement, disqualification, disability or removal of a director elected or appointed to our board of directors by the holders of shares of our Series A Preferred Stock, as summarized in “—Preferred Stock—Stockholders’ Agreement,” the holders of a majority of the issued and outstanding shares of Series A Preferred Stock, to the extent that certain holders of shares of Series A Preferred Stock have the right to designate a director for nomination pursuant to the Stockholders’ Agreement at such time, may elect or appoint a replacement designee to fill the resulting vacancy; provided that, if such director was removed for cause, the replacement designee will not be the same person who was so removed. Other than for cause, a director elected or appointed by the holders of shares of our Series A Preferred Stock may not be removed by our board of directors or holders of our common stock without the prior written consent of the holders of a majority of the issued and outstanding shares of Series A Preferred Stock voting separately as a class.

No Cumulative Voting
Under the DGCL, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our Certificate of Incorporation does not authorize cumulative voting. Therefore, in uncontested elections, a majority of the voting power of our stock will be able to elect all of our directors as to which our common stockholders are entitled to vote. In contested elections, our bylaws provide that the nominees, not exceeding the authorized number fixed by our board of directors, who receive the greatest number of votes will be elected.
Special Stockholder Meetings
Our Certificate of Incorporation provides that, except as otherwise required by law and subject to the rights of the holders of any series of preferred stock, special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chair of the board of directors. Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers or changes in control or management of the Company.
Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals; Proxy Access
Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be brought before a stockholders’ meeting, a stockholder will have to comply with these notice procedures and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices neither less than 90 days nor more than 120 days prior to the first anniversary of the immediately preceding annual meeting of stockholders. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. Our bylaws allow the chair of a meeting of the stockholders to adopt rules and regulations for the conduct of such meeting, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.
In addition to the director nomination provisions summarized above, our bylaws contain a “proxy access” provision that allows any stockholder or group of up to twenty stockholders owning, continuously for at least three years, shares representing at least 3% of our outstanding stock entitled to vote in the election of directors to nominate and include, in our proxy materials for an annual meeting of stockholders at which directors may be elected, their own qualifying director nominees constituting up to the greater of two directors or 20% of the total number of directors then serving on our board of directors (subject to certain limitations set forth in our bylaws). Each of our board of directors (or a committee of our board of directors or any officer designated by our board of directors or a committee of the board of directors) (prior to each annual meeting of stockholders) and the chair of any annual meeting of stockholders shall have the power to determine whether a director nominee has been nominated by a stockholder in accordance with the requirements of the proxy access provision. A stockholder proposing to nominate a person for election to our board of directors through the proxy access provision must provide us with a notice requesting the inclusion of the director nominee in our proxy materials and other required information not less than 120 days nor more than 150 days prior to the first anniversary of the date we mailed our proxy materials for the prior year’s annual meeting of stockholders.
Stockholder Action by Written Consent
Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our Certificate of Incorporation provides otherwise. Our Certificate of Incorporation precludes stockholder action by written consent; provided, however, that any action required or permitted to be taken by the holders of any series of preferred stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designation.

Pursuant to the Certificate of Designation, for so long as any share of Series A Preferred Stock remains issued and outstanding, any action required or permitted to be taken by the holders of the Series A Preferred Stock may be effected without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of a majority of the issued and outstanding shares of Series A Preferred Stock.
Amending Our Certificate of Incorporation and Bylaws
Our Certificate of Incorporation and bylaws provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind, or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our Certificate of Incorporation. Any amendment, alteration, change, addition, or repeal of our bylaws by our stockholders requires the affirmative vote of a majority in voting power of all the then-outstanding shares of our stock entitled vote thereon, voting together as a single class.
The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.
Our Certificate of Incorporation provides that the following provisions in our Certificate of Incorporation may be amended, altered, repealed, or rescinded only by the affirmative vote of the holders of at least 66-2/3% in voting power of the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class:
• until the 2021 annual meeting of stockholders, the provisions providing for a classified board of directors (the election and term of our directors);
• until the 2021 annual meeting of stockholders, the provisions regarding resignation and removal of directors;
• the provisions regarding entering into business combinations with interested stockholders;
• the provisions regarding stockholder action by written consent;
• the provisions regarding calling special meetings of stockholders;
• the provisions regarding filling vacancies on our board of directors and newly created directorships;
• the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and
• the amendment provision requiring that the above provisions be amended only with a 66-2/3% supermajority vote and that the bylaws be amended only with a majority vote.
Pursuant to the Certificate of Designation, for so long as any share of Series A Preferred Stock remains issued and outstanding, we must first obtain the written consent or affirmative vote of the holders of a majority of the issued and outstanding shares of Series A Preferred Stock prior to taking certain actions, including changing, amending, altering, or repealing certain provisions of our Certificate of Incorporation and bylaws. See “—Preferred Stock—Series A Preferred Stock.”
The current combination of the classification of our board of directors until the 2021 annual meeting of stockholders, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.
These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management or the Company, such as a merger, reorganization or tender offer. Such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action; provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.
Exclusive Forum
Our Certificate of Incorporation provides that, unless we consent to the selection of an alternative forum, the courts of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director or officer of our Company to the Company or the Company’s stockholders, creditors or other constituents, (iii) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL, our Certificate of Incorporation or our bylaws or (iv) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine, in each such case subject to said courts having personal jurisdiction over the indispensable parties named as defendants in such action. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our Company shall be deemed to have notice of and provided consent to the forum provisions in our Certificate of Incorporation.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our Certificate of Incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL or other Delaware law. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions, or derived an improper benefit from his or her actions as a director.
Our bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by Delaware law. We also are expressly authorized to, and do, carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, advancement, and indemnification provisions in our Certificate of Incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders (net of any increase in premium for directors’ and officers’ liability insurance resulting from a claim). In addition, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
We currently are party to indemnification agreements with certain of our directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.
There is currently no pending material litigation or proceeding involving any of our directors, officers, or employees for which indemnification is sought.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.
Listing
Our common stock is listed on the New York Stock Exchange under the symbol “CTLT.”